

Recipient: ______________________

Copy Number: _________________

EXECUTIVE SUMMARY

PURSUANT TO RULE 506
OF THE SECURITIES ACT OF 1933

PURSUANT TO RULE 506
OF THE SECURITIES ACT OF 1933

$100,000

2,000,000 Shares at $0.05 per Share

Minimum Investment: 5,000 Shares ($250)

OFFERING PRICE: $0.05 PER SHARE

FOR ACCREDITED INVESTORS ONLY

California Carbon Industry INC.

EXECUTIVE SUMMARY

California Carbon Industry, INC.

November 1, 2014

$100,000

2,000,000 Shares of Common Stock at $0.05 per Share
Minimum Investment: 5,000 Shares ($250)

The following executive summary is qualified in its entirety by the more detailed information appearing in the exhibits to this Executive Summary and related business information and documents regarding the Company and its management.

ISSUER:	California Carbon Industry, Inc., a California corporation ("CCI" or the "Company").
SECURITIES OFFERED:	2,000,000 shares of Common Stock (the "Common Stock" or "Shares").
SALES TERMINATION	November 30, 2014, unless extended for up to an additional 30 days (the "Offering Termination Date").
BUSINESS:	California Carbon Industry, Inc., a California corporation designs, develops and manufactures advanced carbon and composite materials using cutting edge technology to create products with new revolutionary physical and chemical properties for use in aerospace, automotive, marine, art & furniture and construction. CCI material will force a major evolution in traditional industries to meet the future industrial needs of tomorrow. CCI is a pioneering company created by aerospace and structural engineers, architects and designers to provide and combine innovative engineering & design solutions for 21st century new coming technologies. CCI advanced carbon and composites technology offers a large range of novel composites material solutions and assembly methods opening new frontiers in the whole design domain in strength, free form, light weight and durability.
USE OF PROCEEDS:	The maximum gross proceeds from the sale of Shares are $100,000. The net proceeds from the offering are expected to be approximately $100,000 after the payment of offering costs including printing, mailing, legal, and accounting costs. The proceeds from the offering of Shares are expected to be utilized to

pay costs associated with filing of an S1 (or similar Form) Registration Statement, expansion of the Company's research in association with the affiliate company to be acquired, several University and some Federal administration research laboratory, additional research and development, test marketing, and for general working capital. The estimated offering costs are management's estimate only and actual offering costs incurred to offer and sell the Shares may differ substantially from the estimate. While the Company does not expect to incur any selling commissions or referral fees for the sale for the Shares, it is authorized to pay such selling remuneration in management's discretion. See Exhibit A to this Executive Summary.

OUTSTANDING SHARES: The Company currently has 26,000,000 shares of Common Stock outstanding. The Company has not issued Preferred Stocks.

PUBLIC COMPANY: The Securities & Exchange (SEC) has not yet reviewed any filings by the Company but the Company intends to file a Registration Statement- Form S1 or similar Form- with the SEC no later than30 days after the Sales Termination Date of this Offering. Investors are advised to review the Company's registration statement and other public filings that will made available at www.sec.gov.

RISK FACTORS: A purchase of the Shares entails significant risks. CCI needs additional capital to expand its business development, its research and consummate the acquisition of the various companies that have been selected so that it can develop its business plan and start to promote its products more aggressively, and possibly file the Registration Statement. There is no assurance as to when or if the Registration Statement covering the Shares will be declared effective by the Securities and Exchange Commission, or whether any public market for the Shares will ever develop. Accordingly, this investment may be illiquid for an indefinite period of time. Although management believes that if all of the Shares offered hereby are sold CCI will have sufficient working capital for the foreseeable future, there is no assurance that CCI will have sufficient capital. This offering does not have a minimum capital requirement, and the proceeds from the sale of the Shares may be utilized by CCI immediately for its corporate purposes as subscription agreements for those funds are received and accepted by CCI. If CCI only sells a portion of the Shares, it may not have adequate working capital and may not be able to obtain the balance of the capital needed from any other source. Any forward looking statements or financial projections made by CCI's management are estimates only, and there is no assurance that CCI will actually achieve the results indicated in forward looking statements, estimates or financial projections. See Exhibit B to this Executive Summary for additional risk factors.

**ADDITIONAL
INFORMATION**
Additional information regarding the business, management and financial condition of CCI is attached to this Executive Summary as Exhibit A or available upon request. Executive officers and directors of CCI are available to answer questions and provide additional information to any prospective subscriber who requests it. Attached to this Executive Summary are the following exhibits:

Company Presentation: Exhibit A

Risk Factors: Exhibit B

Subscription Documents: Exhibit C

ONLY INFORMATION OR REPRESENTATIONS CONTAINED HEREIN MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS EXECUTIVE SUMMARY AND THE EXHIBITS THERTO IN CONNECTION WITH THE OFFER BEING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS EXECUTIVE SUMMARY AND THE EXHIBITS THERTO. THE INFORMATION PRESENTED IS AS OF THE DATE ON THE COVER HEREOF UNLESS ANOTHER DATE IS SPECIFIED, AND NEITHER THE DELIVERY OF THIS EXECUTIVE SUMMARY AND THE EXHIBITS THERETO NOR ANY SALE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION PRESENTED SUBSEQUENT TO SUCH DATE(S).

**INVESTOR SUITABILITY
STANDARDS:**
Shares will be sold only to a person who (i) has a net worth (or joint net worth with the purchaser's spouse) of at least $1,000,000, or (ii) has an annual gross income during the past two years and a reasonable expectation of annual gross income in the current year of at least $200,000 or $300,000 jointly with spouse, or (iii) otherwise meets the requirements for an Accredited Investor as defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profits Sharing Plans or trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of Shares. Investor suitability standards in certain states may be

higher than those described in this Executive Summary. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons. See Exhibit C to this Executive Summary.

EXHIBIT A

COMPANY PRESENTATION

(See attached PDF dated October 1, 2014)

EXHIBIT B

RISK FACTORS

Cautionary Statements

The following are cautionary statements made pursuant to the Private Securities Litigation Reform Act of 1995 in order for the Company to avail itself of the "safe harbor" provisions of the Reform Act. The discussions and information in the Business Plan attached to the Executive Summary as Exhibit B ("Business Plan") may contain both historical and forward-looking statements. To the extent that the Business Plan contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, please be advised that the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company in forward-looking statements. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, intense competition, including entry of new competitors and products, adverse federal, state and local government regulation, inadequate capital, unexpected costs and operating deficits, lower sales and revenues than forecast, loss of customers, loss of supplies, price increases for supplies and components, inability to raise prices, failure to obtain new customers, failure to establish a facility for onsite production of the Company's proprietary resin, inability to produce the Company's proprietary resin onsite in sufficient volume to meet demand, failure to market the Company's resin effectively, inability of the Company to execute its business plan, and in particular its plan to earn revenue by licensing its proprietary resin formula, the risk of litigation and administrative proceedings involving the Company and its employees, higher than anticipated labor costs, the possible fluctuation and volatility of the Company's operating results and financial condition, inability to protect the Company's proprietary rights, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, inability to have the Company's planned Registration Statement on Form S1 or similar Form declared effective by the Securities and Exchange Commission, absence of any public market for its Common Stock, indefinite illiquidity of the investment in the Shares, and other specific risks that may be alluded to in the Business Plan or in other reports issued by the Company.

Risks Relating to Business

1.   *Limited Operating History*. The Company was formed in May 2014 and has only recently begun operations. CCI cannot assure at this time that it will operate profitably or that it will have adequate working capital to meet its obligations as they become due. Management believes that the Company's success will depend in large part on the ability of the Company to complete the acquisition of the two companies respectively in the aerospace and marine industry to promote its novel concept. The Company intends to invest heavily in financing the development of, enhancing, and marketing its various composite applications especially in aerospace and marine industry. As a result, the Company may incur operating losses.

2.   *No Assurance of Sales or Profitability*. The Company's business is speculative and dependent upon the acceptance of the Company's subsidiary proprietary unique boats and the effectiveness of the Company's marketing program to convince the traditional industry to utilize the Company's proprietary and innovative approach both to Aerospace, Construction and Marine industry. CCI cannot assure that the traditional industry will accept its proprietary and alternative approach or that CCI will earn any revenues or profit. CCI cannot assure that it will earn any revenues or that investors will not lose their entire investment.

3.   *Inability to Implement Business Model*. The Company's business model is predicated on its ability to complete the purchase of the company and to introduce to market its proprietary advanced composite technology to larger customers. CCI cannot assure that it will be able to acquire the company to develop its business approach introducing advanced composite material in traditional industries, that customers will embrace the Company's technology, that the traditional industry will adopt the Company's

technology in the volume that the Company projects, or that prospective customers will agree to pay the prices that the Company proposes to charge. In the event our customers resist paying the prices projected in the Company's business plan to purchase the Company's products or to adopt the technology, the Company's business, financial condition, and results of operations will be materially and adversely affected.

4. _Competition_. The aerospace, construction and marine industries are competitive. There are a substantial number of traditional operations that compete directly and indirectly with the Company, many of which have significantly greater financial resources, higher revenues, and greater economies of scale than those of the Company. New alternative competitive technology may be developed in the future which will compete with the Company's approach, and such competition from alternative substances may already exist. The Company will attempt to distinguish itself from its competitors, but there can be no assurance that the Company will be able to penetrate the markets. The Company believes that its proprietary approach is attractive to prospective customers in light of the recent worldwide trend to use more advanced composite materials. Nevertheless, there is no assurance that the Company will compete successfully with existing or future competitors in these industries.

5. _Government Regulation_. The Company's business is subject to various federal, state, and local laws affecting businesses in general especially in the aerospace industry. The Federal Trade Commission and equivalent state agencies regulate advertising and representations made by businesses in the sale of their products, which apply to the Company. CCI's business is also subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general. In addition, the Company's manufacturing operations, if established, will be subject to a variety of federal, state and local requirements governing the protection of the environment. These environmental regulations include those related to the use, storage, handling, discharge and disposal of toxic or otherwise hazardous materials used in the manufacturing processes. Because the public is focusing more attention on the environmental impact of the operations of manufacturing industries, these requirements may become more stringent in the future. Failure to comply with environmental laws could subject the Company to substantial liability or force the Company to change its manufacturing operations significantly. In addition, under some of these laws and regulations, the Company could be held financially responsible for remedial measures if its properties are contaminated, even if the Company did not cause the contamination. Failure of CCI to comply with applicable government rules or regulations could have a material adverse effect on its financial condition and business operations.

6. _No Trademark Protection_. The Company plans to file trademark and tradename applications with the United States Office of Patents and Trademarks for "California Carbon Industry." No assurance can be given that the Company will be successful in obtaining the trademarks it plans to seek, or that the trademarks, if obtained, will afford the Company protection or competitive advantages.

7. _Inability to Protect Proprietary Rights_. The Company's business plan is significantly dependent upon its proprietary technology and approach. While CCI management has extensive knowledge of the patent work in the field and intent to file a patent application for its proprietary technology and plans to file for patent and copyright protection whenever warranted, CCI cannot assure that it will be able to protect its proprietary rights. The Company has not yet been granted a patent for its technology. CCI cannot assure that other companies may not challenge its legal right to utilize the technology, claiming that such use is an infringement of their patents, copyrights, trade secrets, or other proprietary rights. CCI cannot assure that the Company will be able to obtain patents for the Company's products or services or that it will develop, own, or successfully sell any proprietary products or services.

8. *Potential for Indebtedness*. There is no assurance that the Company will not incur debt in the future, that it will have sufficient funds to repay its indebtedness or that the Company will not default on its debt, jeopardizing its business viability. Furthermore, the Company may not be able to borrow or raise additional capital in the future to meet the Company's needs or to otherwise provide the capital necessary to conduct its business.

9. *Dependence on Key Personnel*. The Company's success is substantially dependent on the performance of its executive officers and key employees. Given the Company's early stage of development, the Company is dependent on its ability to retain and motivate high quality personnel. Although the Company believes it will be able to engage qualified personnel for such purposes, an inability to do so could materially adversely affect the Company's ability to market, sell, and enhance its products. While Frederick Courouble plans to devote his full time working efforts to the Company, certain other employees of the Company may only be available to the Company on a part-time basis. The loss of one or more of its key employees or the Company's inability to hire and retain other qualified employees, including but not limited to research and development staff, sales staff, and corporate office support staff, could have a material adverse effect on the Company's business.

10. *Determination of Consideration to Management*. The Common Stock and cash consideration being paid by the Company to its management have not been determined based on arms length negotiation. The Company may grant net profits interests to certain of its executive officers in addition to stock options, which may further dilute the Shareholders' ownership of the Company. While management believes that the consideration is fair for the work being performed, there is no assurance that the consideration to management reflects the true market value of its services.

11. *No Assurance That Dividends Will Be Paid*. The Company does not currently anticipate declaring and paying dividends to its shareholders in the near future. It is the Company's current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase the Shares. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of the Company's Common Stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Company's Board of Directors.

12. *Control by Existing Stockholders*. As of October 30, 2014, the Company's executive officers, directors, affiliates and entities controlled by them own approximately 96% of the outstanding Common Stock. By virtue of such stock ownership, the principal shareholders are able to control the election of the members of the Company's Board of Directors and to generally exercise control over the affairs of the Company. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of the Company that might otherwise be beneficial to stockholders. There can be no assurance that conflicts of interest will not arise with respect to such directors or that such conflicts will be resolved in a manner favorable to the Company.

13. *Conflicts of Interest*. The relationship of management and its affiliates to the Company could create conflicts of interest. While management has a fiduciary duty to the Company, it also determines its compensation from the Company. Management believes that it will have the resources necessary to fulfill its management obligations to all entities for which it is responsible. Management's compensation from the Company has not been determined pursuant to arm's-length negotiation.

14. *Financial Projections*. Financial projections concerning the estimated operating results of the Company may be included with the Memorandum. If such projections are provided, only those in writing and authorized by the Company may be relied upon by prospective purchasers of Shares. Any

projections would be based on certain assumptions which could prove to be inaccurate and which would be subject to future conditions which may be beyond the control of the Company, such as general industry conditions. The Company may experience unanticipated costs, or anticipated revenues may not materialize, resulting in lower revenues than forecasted. There is no assurance that the results illustrated in any financial projections will in fact be realized by the Company. Any financial projections would be prepared by management of the Company and would not be examined or compiled by independent certified public accountants. Counsel to the Company has had no participation in the preparation or review of any financial projections prepared by the Company. Accordingly, neither the independent certified public accountants nor counsel to the Company would be able to provide any level of assurance on them.

15. *Uninsured Losses.* There is no assurance that the Company will not incur uninsured liabilities and losses as a result of the conduct of its business. The Company plans to maintain comprehensive liability and property insurance at customary levels. The Company will also evaluate the availability and cost of business interruption insurance. However, should uninsured losses occur, the Shareholders could lose their invested capital.

16. *Liabilities.* The Company may have liabilities to affiliated or unaffiliated lenders. These liabilities would represent fixed costs which would be required to be paid regardless of the level of business or profitability experienced by the Company. There is no assurance that the Company will be able to pay all of its liabilities. Furthermore, the Company is always subject to the risk of litigation from customers, suppliers, employees, and others because of the nature of its business, including but not limited to consumer lawsuits. Litigation can cause the Company to incur substantial expenses and, if cases are lost, judgments, and awards can add to the Company's costs.

17. *Risk of Cost Overruns.* The Company may incur substantial cost overruns in the development and enhancement of its proprietary resin. Management is not obligated to contribute capital to the Company. Unanticipated costs may force the Company to obtain additional capital or financing from other sources, or may cause the Company to lose its entire investment in the Company if it is unable to obtain the additional funds necessary to implement its business plan. There is no assurance that the Company will be able to obtain sufficient capital to implement its business plan successfully. If a greater investment is required in the business because of cost overruns, the probability of earning a profit or a return of the Shareholders' investment in the Company is diminished.

18. *Reliance on Management.* Under applicable state corporations law and the Bylaws of the Company, the officers and directors of the Company have the power and authority to manage all aspects of the Company's business. Shareholders must be willing to entrust all aspects of the Company's business to its directors and executive officers.

19. *Operations – Possible Liens.* If the Company fails to pay for materials and services for its business on a timely basis, the Company's assets could be subject to materialmen's and workmen's liens. The Company may also be subject to bank liens in the event that it defaults on loans from banks, if any.

20. *Possible Inadequacy of Company Funds.* The Company will have limited capital available to it, to the extent that the Company raises capital from this offering and the Subsequent Offering. If the Company's entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then the Company's financial condition, results of operations and business performance would be materially adversely affected. There is no assurance that the Company will have adequate capital to conduct its business.

21.   *Indemnification of Management.* The Company's Bylaws provide that the Company will indemnify and hold harmless its officers and directors against claims arising from Company activities, to the maximum extent permitted by Nevada law. If the Company were called upon to perform under its indemnification agreement, then the portion of its assets expended for such purpose would reduce the amount otherwise available for the Company's business.

Risks Relating to Offering

1.   *No Minimum Capitalization From Offering.* There is no minimum capitalization required in this offering. There is no assurance that all or a significant number of Shares will be sold in this offering. Investors' subscription funds will be used by the Company as soon as they are received, and no refunds will be given if an inadequate amount of money is raised from this offering to enable the Company to conduct its business. If only a small portion of the Shares is placed, then the Company may not have sufficient capital to operate. There is no assurance that the Company could obtain additional financing or capital from any source, or that such financing or capital would be available to the Company on terms acceptable to it. Under such circumstances, investors in the Shares would likely lose their entire investment in the Company.

2.   *No Market for the Securities - Lack of Liquidity.* The Shares are not registered under the Securities Act of 1933, as amended, and may not be resold unless such securities are subsequently registered thereunder or an exemption from such registration is available. The Shares are being offered pursuant to Rule 506 promulgated under Section 4(2) of the Securities Act of 1933, as amended. There is no assurance that any public market for the Shares will develop. There is no assurance that the Company's stock will eventually be accepted for trading on the pink sheets, the OTC Bulletin Board, a NASDAQ market or on any other stock exchange or that a public market for the Company's Common Stock will ever develop. The Company may eventually attempt to have its stock traded on the "pink sheets" if an OTC Bulletin Board listing cannot be achieved. Nevertheless, shareholders may not be able to liquidate their investments in the event of emergency or for any other reason. The Shares may not be acceptable as collateral for a loan. A purchase of Shares should be considered only as a long-term investment.

3.   *Determination of Offering Price.* The offering price of the Shares has been determined by management, and bears no relationship to the Company's assets, book value, potential earnings, net worth or any other recognized criteria of value. There is no assurance that price of the Shares is the fair market value of the Shares or that investors will earn any profit on them.

4.   *Dilution - Authorized Shares.* The Company has the right to raise additional capital or incur borrowings from third parties to finance its business. The Company is authorized to issue up to 400,000,000 shares of Common Stock, par value $0.001 per share, and up to 100,000 shares of Preferred Stock, par value $0.001 per share. The Board of Directors has the authority to cause the Company to issue more shares of its Common Stock and shares of its Preferred Stock, and to determine the rights, preferences and privileges of such stock, without the consent of any of the Company's stockholders. The Company may also issue net profits interests in the Company. The Company may register newly issued shares for free trading, possibly causing the public trading price of the Company's stock, if any, to decline significantly. The issuance of additional shares of capital stock or net profits interests by the Company would dilute the Shareholders' ownership in the Company.

5.   *Penny Stock Regulation.* Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain rules adopted by the Securities and Exchange Commission. The Company intends to defer becoming a publicly traded company until it is certain that its stock would not

be subject to the penny stock regulations, as they are now in force. There is no assurance that the Company will become a publicly traded company.

EXHIBIT C

SUBSCRIPTION DOCUMENTS

CALIFORNIA CARBON INDUSTRY, INC.

SUBSCRIPTION AGREEMENT

California Carbon Industry, Inc.
222 Sepulveda Boulevard Suite 2000
El Segundo CA 90245

RE: California Carbon Industry, Inc. Common Stock

Ladies and Gentlemen:

The undersigned investor in this Subscription Agreement hereby acknowledges receipt of the Prospectus, dated November 1st 2014, of California Carbon Industry, Inc., a California corporation (the "Company"), and subscribes for the following number of shares upon the terms and conditions set forth in the Prospectus.

The Investor agrees that this Subscription Agreement is subject to availability and acceptance by the Company.

The Investor hereby subscribes for _____shares of the Company's common stock ("Common Stock") at $0.05 per share, for an aggregate purchase price of $_____.

Payment of $_____as payment in full of the purchase price is being made via check directly to the Company.

If this subscription is rejected by the Company, in whole or in part, for any reason, all funds will be returned within three business days of the Company's receipt of such funds, without interest or deduction of any kind.

Purchaser Information:

Printed Name: _____

Signature: _____

Date: _____

Address: _____

The foregoing Subscription is hereby accepted in full on behalf of California Carbon Industry, Inc.

Date _____.

California Carbon Industry, Inc. :

By: _____

Name: Michael Okada

Title: Chief Financial Officer & Director

CALIFORNIA CARBON INDUSTRY, INC.
PURCHASER QUESTIONNAIRE

California Carbon Industry, Inc.
Mr. Michael Okada
Chief Financial Officer
222 Sepulveda Boulevard
El Segundo, CA 92045

Attention: Mr. Michael Okada, Chief Financial Officer

Re: California Carbon Industry, Inc.

Gentlemen:

The following information is furnished to you in order for you to determine whether the undersigned is qualified to purchase shares of common stock (the "Shares") in the above referenced Company pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act"), Rule 506 of Regulation D promulgated thereunder, and appropriate provisions of applicable state securities laws. I understand that you will rely upon the following information for purposes of such determination, and that the Shares will not be registered under the Act in reliance upon the exemption from registration provided by Section 4(2) of the Act, Rule 506 of Regulation D, and appropriate provisions of applicable state securities laws.

ALL INFORMATION CONTAINED IN THIS QUESTIONNAIRE WILL BE TREATED CONFIDENTIALLY. However, I agree that you may present this questionnaire to such parties as you deem appropriate if called upon to establish that the proposed offer and sale of the Shares is exempt from registration under the Act or meets the requirements of applicable state securities laws.

I hereby provide you with the following representations and information:

1. Name: ______________________________

2. Residence Address & Telephone No: ______________________________

3. Birthdate: ______________________________

4. Employer and Position: ______________________________

5. Business Address & Telephone No: ______________________________

5a. Email Address: ______________________________

6. Business or Professional Education & Degree: ______________________________

7. Prior Employment (5 years):

EMPLOYER	NATURE OF DUTIES	DATES OF EMPLOYMENT

8.   Prior Investments of Purchaser:

Amount (Cumulative) $ _____ *(initial appropriate category below)*:

Capital Stock:	☐ None	☐ Up to $50,000	☐ $50,000 to $250,000	☐ Over $250,000
Bonds:	☐ None	☐ Up to $50,000	☐ $50,000 to $250,000	☐ Over $250,000
Other:	☐ None	☐ Up to $50,000	☐ $50,000 to $250,000	☐ Over $250,000

9.   Based on the definition of an "Accredited Investor" which appears below, I am an Accredited Investor. I understand that the representations contained in this section are made for the purpose of qualifying me as an accredited investor as the term is defined by the Securities and Exchange Commission for the purpose of selling securities to me. I hereby represent that the statement or statements initialed below are true and correct in all respects.

I am an Accredited Investor because I fall within one of the following categories:

(INITIAL APPROPRIATE CATEGORY)

☐   A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

☐   A natural person who had an individual income in excess of $200,000 in each of the two most recent years and who reasonably expects an income in excess of $200,000 in the current year;

☐   My spouse and I have had joint income for the most two recent years in excess of $300,000 and we expect our joint income to be in excess of $300,000 for the current year;

☐   Any organization described in Section 501(c)(3) of the Internal Revenue Code, or any corporation, Massachusetts Business Trust or Fund not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐   A bank as defined in Section 3(a)(2) of the Securities Act whether acting in its individual or fiduciary capacity; insurance company as defined in Section 2(12) of the Securities Act, investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(1)(48) of that Act; or Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

☐   A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐   An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is to be made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000;

☐   An entity in which all of the equity owners are Accredited Investors under the above paragraph.

10.   Financial Information:

(a)   My net worth (including home, home furnishings and personal automobiles) is:

$_____

(b)   My gross income during the preceding two years was:

$_____ (2013)

$_____ (2014)

(c)   My anticipated gross income in 2015 is $ _____.

(d)   (1)   ☐   (*initial or check here*) I have such knowledge and experience in financial, tax and business matters that I am capable of utilizing the information made available to me in connection with the offering of the Shares to evaluate the merits and risks of an investment in the Shares, and to make an informed investment decision with respect to the Shares. I do not desire to utilize a Purchaser Representative in connection with evaluating such merits and risks. I understand, however, that the Company may request that I use a Purchaser Representative.

(2)   ☐   (*initial or check here*)   I intend to use the services of the following named person(s) as Purchaser Representative(s) in connection with evaluating the merits and risks of an investment in the Shares and hereby appoint such person(s) to act as my Purchaser Representative(s) in connection with my proposed purchase of Shares.

List name(s) of Purchaser Representative(s), if applicable.

_____

11.   Except as indicated below, any purchases of the Shares will be solely for my account, and not for the account of any other person or with a view to any resale or distribution thereof.

_____

12.   I represent to you that the information contained herein is complete and accurate and may be relied upon by you. I understand that a false representation may constitute a violation of law, and that any person who suffers damage as a result of a false representation may have a claim against me for damages. I will notify you immediately of any material change in any of such information occurring prior to the closing of the purchase of Shares, if any, by me.

Name (Please Print): _____

Signature _____

Telephone Number _____

Social Security or Tax I.D. Number _____

Executed at: _____ on this _____ day of

_____, 20_____.

FOR BROKER-DEALER USE ONLY

Name of Broker-Dealer Firm:_____

Name of Registered Representative _____ RR Number:_____

Address of Firm: _____

Telephone Number: _____

-4-

Please make your check along with the Documents duly executed to:

California Carbon Industry, Inc.
222 Sepulveda Boulevard
El Segundo, CA   92045



California Carbon Industry

THE MAJOR PROBLEM

- FEW materials with limited characteristics

  - Several industries have been limited to using the same materials in their designs–most commonly wood, steel and concrete

  - These traditional materials have characteristic limitations

- No other company is trying to address the needs of these industries

  - Industry participants focused on internal R&D

  - Industry participants often look abroad for alternative solutions

California Carbon Industry

THE SOLUTION

- CCI is an innovative company created by aerospace and structural engineers, architects and designers to provide innovative engineering & design solutions for 21st century technologies

- CCI designs, develops and manufactures advanced carbon and composite materials using cutting edge technology

- CCI DELIVERS products with new revolutionary physical and chemical CHARACTERISTICS

- CCI Materials can be used in aerospace, automotive, marine, art & furniture and construction.

CCI will force a major evolution in traditional industries to satisfy the industrial needs of tomorrow


California Carbon Industry

BREAKTHROUGH TECHNOLOGY

- CCI advanced carbon and composites technology opens new frontiers by offering innovative composites material solutions and assembly methods that improve strength, free form, light weight and durability.

- The product range comprises carbon fiber, fiber-reinforced prepregs, structural foam, gel coats, adhesives, resins and consumables. Supplies growth markets are in aerospace, transportation and marine and to come in wind energy.


California Carbon Industry

APPLICATIONS

Aerospace and Avionics

Automotive

Art & Furniture

Marine Construction

Construction





HOW CLIENTS BENEFIT

- Carbon stands for performance, exclusivity, and class. In a growing range of applications, carbon fiber is therefore no longer a hidden structural feature but something designers, builders and product owners are proud to show.

- No other material beats carbon fiber composites in terms of light weight, stiffness and durability.

- ability to mold complex, fluid and creative forms to produce more efficient geometric shapes.

- ability to integrate special surface finishes and a wide variety of unusual effects

- significant weight savings – an advanced composite cladding model can typically weigh as little as 10% of its concrete equivalent without compromising structural Integrity

- Rapid installation enabling time and cost savings on site – composite structures can cover much larger spans between support points, reducing the need for substructures dramatically. Superior durability with reduced through life costs and less degradation.

- Improved thermal insulation and lack of cold bridging.

- Longevity. Composite structures are highly resistant to corrosion.


California Carbon Industry

MANAGEMENT TEAM

- PRESIDENT/CEO Frederick Courouble, PHD
  - Founder of Courouble Design
  - Aerospace & Marine Engineer
- DIRECTOR Greg Lynn, Univ. Prof Arch.
  - Prof. of Architecture UCLA
  - Prof of Architecture & New Materials YALE
- DIRECTOR/CFO Michael Okada, CPA


California Carbon Industry

Company Overview

- Incorporated in 2014 as a new Nevada Corp.

- Main offices located at: 222 Sepulveda Blvd. El Segundo CA 90245

- Shareholder Structure:

    - Authorized: 400,000,000

    - Management: ~60%

- Summer/Fall 2015: $1,000,000 Private Placement

- Spring 2015:   Registration Statement S1

- Legal Counsel: Brunson Chandler & Jones PPLC

- Auditor: SaddlerGibb – Salt Lake City


California Carbon Industry



THANK YOU